15025543

SEC Mail Processing Section
MAR 09 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47565

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mountain River Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 17th Street, Suite LL
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James C. Parks (855)-799-6867
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Causey Demgen & Moore P.C.
(Name - *if individual, state last, first, middle name)*

1125 Seventeenth Street, Suite 1450	Denver	CO	80202-2861
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James C Parks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mountain River Securities, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JULIE LA PORTA
NOTARY PUBLIC
STATE OF COLORADO
Notary ID 20144045594
My Commission Expires 12/01/2018

Julie M LaPorta
Notary Public

By: Mountain River Securities, Inc.

James C. Parks
Signature

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition (Statement of Cash Flows).
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOUNTAIN RIVER SECURITIES, INC.
(A Wholly Owned Subsidiary of Mountain River Holdings, Inc.)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
December 31, 2014

CONTENTS

CAUSEY DEMGEN & MOORE P.C.
Certified Public Accountants and Consultants

1125 Seventeenth Street - Suite 1450
Denver, Colorado 80202-2025
Telephone: (303) 296-2229
Facsimile: (303) 296-3731
www.causeycpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholder
of Mountain River Securities, Inc.

We have audited the accompanying financial statements of Mountain River Securities, Inc.(a Texas Corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Mountain River Securities, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Mountain River Securities, Inc. for the year ended December 31, 2013, were audited by other auditors and their report thereon dated February 14, 2014 expressed an unmodified opinion on those financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Mountain River Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Mountain River Securities, Inc.'s financial statements. The supplemental information is the responsibility of Mountain River Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Denver, Colorado
March 2, 2015

Causey Demgen & Moore P.C.
CAUSEY DEMGEN & MOORE P.C.

CAUSEY

MOUNTAIN RIVER SECURITIES, INC.
(A Wholly Owned Subsidiary of Mountain River Holdings, Inc.)
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

Assets		
Cash	$	41,958
Receivable from related party		1,368
Prepaid expenses		376
Deposit		333
Total assets	$	44,035
Liabilities		
Accounts payable	$	32
Accrued expenses		8,250
Total liabilities		8,282
Commitments and contingencies		
Stockholder's equity		
Common stock, $1 par value, 1,000,000 shares authorized; 1,000 shares issued and outstanding		1,000
Additional paid-in capital		1,071,908
Accumulated deficit		(1,037,155)
Total stockholder's equity		35,753
Total liabilities and stockholder's equity	$	44,035

See accompanying notes to financial statements.

MOUNTAIN RIVER SECURITIES, INC.
(A Wholly Owned Subsidiary of Mountain River Holdings, Inc.)
STATEMENT OF OPERATIONS
Year Ended December 31, 2014

Revenue	
Revenue from 12b-1 fees	$ 3,607
Total revenue	3,607
Operating expenses	
Regulatory fees	1,225
Accounting	8,250
Rent	1,665
Other	1,214
Total operating expenses	12,354
(Loss) before income taxes	(8,747)
Income tax (expense) benefit	(2,831)
Net (loss)	$ (11,578)

See accompanying notes to financial statements.

MOUNTAIN RIVER SECURITIES, INC.
(A Wholly Owned Subsidiary of Mountain River Holdings, Inc.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2014

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balances, December 31, 2013	$ 1,000	$ 1,071,908	$ (1,025,577)	$ 47,331
Net (loss)	-	-	(11,578)	(11,578)
Balances, December 31, 2014	$ 1,000	$ 1,071,908	$ (1,037,155)	$ 35,753

See accompanying notes to financial statements.

MOUNTAIN RIVER SECURITIES, INC.
(A Wholly Owned Subsidiary of Mountain River Holdings, Inc.)
STATEMENT OF CASH FLOWS
Year Ended December 31, 2014

Cash flows from operating activities		
Net (loss)	$	(11,578)
Adjustments to reconcile net (loss) to net cash provided by operating activities:		
Deferred taxes		3,057
Change in operating assets and liabilities		
Receivable from related party		(1,368)
Prepaid expenses and other assets		(147)
Accounts payable		32
Net cash provided by operating activities		1,574
(Decrease) in cash		(10,004)
Cash		
Beginning of year		51,962
End of year	$	41,958

Supplemental cash flow information:

During the year ended December 31, 2014, the Company received a Federal tax refund in the amount of $226.

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION

Mountain River Securities, Inc., formerly UW Investment Services, Inc. (the "Company"), a wholly owned subsidiary of Mountain River Holdings, Inc. ("Parent" or "Holdings") is a broker-dealer registered with the SEC and the Financial Industry Regulatory Authority ("FINRA"). On May 24, 2011, Holdings entered into a Stock Purchase Agreement with Matrix Bancorp Trading, Inc. ("Matrix"), a subsidiary of United Western Bancorp, Inc. ("United"), to purchase all the issued and outstanding shares of stock of the Company for cash. On October 17, 2011, the purchase was approved by FINRA and the transaction was completed on November 10, 2011.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records that are customarily kept by a clearing broker-dealer.

As of December 31, 2014, the Company was not engaged in any businesses that require a clearing broker-dealer; however, before such time that it needs a clearing broker-dealer, it intends to engage such broker-dealer who will ultimately be responsible for payment of securities purchased and delivery of the securities sold by its customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents: The Company considers all unpledged temporary cash investments with a maturity at date of purchase of three months or less to be cash equivalents. During the years ended December 31, 2014, no cash was paid for interest and there were no cash equivalents.

Concentrations of Credit Risk: The Company continually monitors its position with, and the credit quality of, the financial institutions with which it invests. As of the balance sheet date and throughout the year, the Company had no balances in excess of federally insured limits.

The Company grants credit in the normal course of business to its customers. The Company assesses the financial condition of its customers to reduce credit risk.

Fair Value: The carrying amounts of financial instruments, including cash, accounts receivable, and accounts payable, approximated fair value as of December 31, 2014 because of the relatively short maturities of these instruments.

Revenue Recognition: Revenues from residual 12b-1 fees represent fees from previous sales of mutual funds directed by clients, and securities and loan commissions revenues and expenses are recorded on a trade-date basis as securities transactions are executed.

Income Taxes: Until the purchase of Matrix by the Parent on November 10, 2011, the Company's results of operations were included in the consolidated federal and state income tax returns of United. Subsequent to November 10, 2011, the Company's results of operations are included in federal and state income tax returns at the Company level.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the more-likely-than-not test, no tax benefit is recorded.

The Company's federal and state income tax returns for tax year 2011 are no longer subject to examination under respective statutes of limitations.

If incurred, the Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Accounting Estimates and Assumptions: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events: The Company has evaluated all subsequent events through the report date of the independent registered public accounting firm, which is the date the financial statements were available for issuance. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

NOTE 3 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

Securities transactions are introduced to and cleared through a clearing broker. At December 31, 2014, the Company had terminated its agreement with its clearing broker and had not engaged a replacement clearing broker. The Company did not conduct any securities business during 2014; however, it anticipates that future securities transactions will be introduced to and cleared through a clearing broker. Under the terms of its expected clearing agreement, the Company will be required to guarantee the performance in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily, and, pursuant to such guidelines, the Company may be required to maintain a deposit with the clearing broker and may be required to deposit additional collateral or reduce positions when necessary.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2014, the Company had net capital of $33,676, which was $28,676 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.25-to-1 at December 31, 2014. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1.

NOTE 5 - STOCKHOLDER'S EQUITY

On November 10, 2011, Matrix sold 100% of its ownership of Common Stock of the Company to Holdings, which renamed the Company Mountain River Securities, Inc. In accordance with the stock sale agreement, $7,000 was to remain in the Company and the remaining cash was to be distributed to the seller. The net amount distributed to United totaled $442,488 and was paid according to the terms of the agreement. Holdings contributed $43,000 in cash to the Company and caused $7,500 of the Company's accrued liabilities to be paid on behalf of the Company, as stated in the stock sale agreement, for a total capital contribution of $50,500 as of the date of the sale.

NOTE 6 – RELATED PARTY TRANSACTIONS

During 2014, the Company advanced cash of $1,368 to Holdings, which will be repaid in 2015. Holdings did not provide any services to the Company and the Company expects that all future services and expenses will be paid directly to third-party vendors and will not be shared with its parent.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Operating Leases: On August 1, 2014, the Company entered into a month to month lease agreement with a third party, with monthly payments of $333 commencing on the first day of the month. This lease is terminable by either the Landlord or Tenant as of the end of any month upon not less than thirty days advance written notice to the other party. Prior to the execution of this lease agreement, the Company incurred no 2014 rent expense.

Litigation: The Company is from time to time party to various litigation matters, in most cases involving ordinary and routine claims incidental to its business. The Company accrues liabilities when it is probable that the future costs will be incurred and such costs can be reasonably estimated. Such accruals are based upon developments to date, the Company's estimates of the outcome of these matters, and its experience in contesting, litigating, and settling other matters.

NOTE 9 – INCOME TAXES

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the differences between the financial statement and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that are not expected to be realized based on available evidence. At the end of the year, the Company had a net operating loss available to offset against future income of approximately $10,000 which expires in 2034. During the year ended December 31, 2014, the Company recorded a deferred tax valuation allowance of $3,459 due to the decreased likelihood that the Company would generate sufficient taxable income to fully utilize the deferred tax asset of $3,459 recorded at the end of 2014.

SUPPLEMENTARY INFORMATION PURSUANT
TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

MOUNTAIN RIVER SECURITIES, INC.
(A Wholly Owned Subsidiary of Mountain River Holdings, Inc.)
SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2014

Net capital		
Total stockholder's equity per the accompanying financial statements	$	35,753
Deductions and/or charges		
Non-allowable assets		
Receivable from related party		1,368
Prepaid expenses and deposit		709
Total non-allowable assets		2,077
Net capital	$	33,676
Aggregate indebtedness		
Items included in statements of financial condition		
Accounts payable and accrued expenses		8,282
Total aggregate indebtedness	$	8,282
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	552
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	28,676
Ratio: Aggregate indebtedness to net capital		0.25-to-1

The information on this schedule is in agreement, in all material respects, with that reported by the Company on the unaudited amended FOCUS Report, Part II, as of December 31, 2014.

MOUNTAIN RIVER SECURITIES, INC.
(A Wholly Owned Subsidiary of Mountain River Holdings, Inc.)
SCHEDULE II - STATEMENT REGARDING RULE 15c3-3
December 31, 2014

Computation for Determination of Reserve Requirements:

None, as the Company is exempt from SEC Rule 15c3-3 pursuant to the provisions of Paragraph (k)(2)(ii) thereof.

Information Relating to Possession or Control:

None, as the Company is exempt from SEC Rule 15c3-3 pursuant to the provisions of Paragraph (k)(2)(ii) thereof.

The information on this schedule is in agreement, in all material respects, with that reported by the Company on the unaudited amended FOCUS Report, Part II, as of December 31, 2014.

CAUSEY DEMGEN & MOORE P.C.
Certified Public Accountants and Consultants

1125 Seventeenth Street - Suite 1450
Denver, Colorado 80202-2025
Telephone: (303) 296-2229
Facsimile: (303) 296-3731
www.causeycpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT REVIEW

To the Board of Directors and Shareholder
of Mountain River Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Mountain River Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mountain River Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Mountain River Securities, Inc. stated that Mountain River Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Mountain River Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mountain River Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Causey Demgen & Moore P.C.
CAUSEY DEMGEN & MOORE P.C.

Denver, Colorado
March 2, 2015

MOUNTAIN RIVER SECURITIES, INC.
700 17TH Street, Suite LL
Denver, CO 80202

EXEMPTION REPORT

Mountain River Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F. R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3(k) (2) (ii).

The Company met the exemption provisions of 17 C.F.R. §240.15c3-3(k) (2) (ii) throughout the fiscal year ended December 31, 2014 without exception.

- The Company had no customers during the fiscal year ended December 31, 2014.
- At the time the Company does have customers, it will operate as an introducing broker or dealer and will clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and will promptly transmit all customer funds and securities to the clearing broker or dealer who will carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of §240.17a-3 and §240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.
- Accordingly, the provisions of 17 C.F.R. §240.15c3-3 are not applicable to the Company.

Mountain River Securities, Inc.

I, James C. Parks, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: James C. Parks

CFO

March 1, 2015

CAUSEY DEMGEN & MOORE P.C.
Certified Public Accountants and Consultants

1125 Seventeenth Street - Suite 1450
Denver, Colorado 80202-2025
Telephone: (303) 296-2229
Facsimile: (303) 296-3731
www.causeycpas.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

The Board of Directors and Shareholder
of Mountain River Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Mountain River Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Mountain River Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Mountain River Securities, Inc.'s management is responsible for Mountain River Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared for the Company's Focus filings, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared for the Company's Focus filings supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Causey Demgen & Moore P.C.

Denver, Colorado
March 2, 2015

CAUSEY DEMGEN & MOORE P.C.

CAUSEY

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/14
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Mountain River Securities, Inc.
700 17th Street, Suite LL
Denver, CO 80202

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

James Parks (855) 799-6867

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 9

B. Less payment made with SIPC-6 filed (exclude interest) (4)

_______________ Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 5

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 5

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $5

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Mountain River Securities, Inc
(Name of Corporation, Partnership or other organization)

James C. Parks
(Authorized Signature)

Dated the 2nd day of February, 2015.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No. | **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $3,607

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues — $3,607

2e. General Assessment @ .0025 — $9

(to page 1, line 2.A.)

SIPC-6 (34-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Payment Form

For the first half of the fiscal year ending 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-6 (34-REV 7/10)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047585 FINRA DEC
MOUNTAIN RIVER SECURITIES 17*17
MOUNTAIN RIVER SECURITIES INC
700 17TH ST STE 2400
DENVER CO 80202-3521

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jim Parks (855) 799-6867

2. A.	General assessment payment for the first half of the fiscal year (item 2e from page 2)	$ 4
	1. Less prior year overpayment applied as reflected on SIPC-7 if applicable	(-)
	2. Assessment balance due	4
B.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	-
C.	Total assessment and interest due	$ 4
D.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as C above) $ 4	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Mountain River Securities, Inc
(Name of Corporation, Partnership or other organization)

James C. Parks
(Authorized Signature)

CFO
(Title)

Dated the 22nd day of July, 2014

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 6/30/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,738
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 1,738
2e. General Assessment @ .0025	$ 4
	(to page 1, line 2.A.)